Exhibit 99.2

CAPITALIZATION & INDEBTEDNESS

THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN ACCORDANCE WITH IFRS.

March 31, 2016
(in € m.)
Debt (1), (2):
Long-term debt	151,361
Trust preferred securities	6,112
Long-term debt at fair value through profit or loss	8,064

Total debt	165,536

Shareholders' equity:
Common shares (no par value)	3,531
Additional paid-in capital	33,451
Retained earnings	21,340
Common shares in treasury, at cost	(210)
Equity classified as obligation to purchase common shares	0
Accumulated other comprehensive income, net of tax
Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	1,549
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	122
Unrealized net gains (losses) on assets classified as held for sale, net of tax	662
Foreign currency translation, net of tax	1,069
Unrealized net gains from equity method investments	79

Total shareholders' equity	61,592

Equity component of financial instruments	4,675
Noncontrolling interest	279

Total equity	66,546

Total capitalization	232,082

[1]	€ 851 million (0.5%) of our debt was guaranteed as of March 31, 2016. This consists of debt of a subsidiary of Deutsche Postbank AG which is guaranteed by the German government.
[2]	€ 33,642 million (20%) of our debt was secured as of March 31, 2016.

Due to rounding, numbers may not add up precisely to the totals provided.